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                            February 9, 2021

       Nasrat Hakim
       Chief Executive Officer
       Elite Pharmaceuticals Inc.
       165 Ludlow Avenue
       Northvale, New Jersey 07647

                                                        Re: Elite
Pharmaceuticals Inc.
                                                            Form 10-K for
fiscal year ended March 31, 2020
                                                            Filed June 29, 2020
                                                            File No. 001-15697

       Dear Mr. Hakim:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended March 31, 2020

       Item 9A Controls and Procedures, page 66

   1. In future filings, please separate the disclosures required by Item 307 of Regulation S-K related to your
disclosure controls and procedures from your disclosures required by Item
                                                        308 of Regulation S-K
related to your internal control over financial reporting. Also include the disclosure
required by Item 308(a)(1) of Regulation S-K.
       Exhibits

   2. Please confirm to us that your future filings will include complete Section 906 certifications,
referencing compliance with the requirements of both Section 13a and
                                                        Section 15d of the
Securities Exchange Act of 1934.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Nasrat Hakim
Elite Pharmaceuticals Inc.
February 9, 2021
Page 2

absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 with any questions.



FirstName LastNameNasrat Hakim                         Sincerely,
Comapany NameElite Pharmaceuticals Inc.
                                                       Division of Corporation
Finance
February 9, 2021 Page 2                                Office of Life Sciences
FirstName LastName